AYRO, Inc.

900 E. Old Settlers Boulevard, Suite 100

Round Rock, Texas 78664

November 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jeff Kauten and Jan Woo

Re:	AYRO, Inc.
Registration Statement on Form S-3
Filed on November 27, 2020
File No. 333-251001 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, AYRO, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on December 2, 2020, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Matthew L. Fry, Esq. at (214) 651-5443.

Very truly yours, AYRO, INC.

By:	/s/ Curtis Smith
Curtis Smith
Chief Financial Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Matthew L. Fry, Esq., Haynes and Boone, LLP